EXHIBIT (a)(1)(U)

Communications to Eligible Employees Residing in the Netherlands

Dear Office Depot Optionholder Resident in the Netherlands:

As previously noted, Office Depot is currently seeking a tax ruling (the “Dutch Tax Ruling”) to confirm that you will not be subject to tax as a result of the exchange of Eligible Options as of the date of the exchange for the New Options. As of today, we have not yet received the ruling. Our representatives will be meeting with the Dutch Tax Authorities on Monday morning June 7, 2010 and we will communicate with you on Monday June 7, 2010 whether or not we were able to obtain the Dutch Tax Ruling. Because this may impact whether or not you elect to exchange Eligible Options, we urge you to look out for a communication by us on Monday, June 7, 2010. Since there can be no assurance that we will obtain a favorable Dutch Tax Ruling, we outline below the consequences of not obtaining the Dutch Tax Ruling.

In the absence of a favorable Dutch Tax Ruling, under general tax principles in the Netherlands, you will be subject to income tax and social insurance contributions as a result of the exchange of Eligible Options for New Options.

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If a favorable Dutch Tax Ruling is not granted by the Dutch tax authorities, you will be taxed upon the exchange of vested Eligible Options. The taxable amount likely will be the value of the New Options granted to you less the value of the Eligible Options surrendered, taxed at your applicable tax rate. While we do not currently know how the Dutch Tax Authority would value the New Options, we believe under the least favorable scenario from an Office Depot Optionholder perspective, the New Options would be valued based on the Black Scholes methodology. Accordingly, under the least favorable scenario, you would be taxed on the difference between the Black Scholes value of the New Options minus the Black Scholes value of the surrendered Eligible Options at your applicable tax rate.

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If Office Depot does not obtain a favorable Dutch Tax Ruling from the Netherlands prior to the close of the Exchange Program, the Company will withhold any taxes due at the time of the exchange from your salary.

We will update you on Monday June 7, 2010 with the results of our meeting with the Dutch Tax Authorities and communicate with you at that time whether or not we were able to obtain the Dutch Tax Ruling. You will have until 12:01 am, Eastern Time on June 8, 2010 to communicate whether or not you want to participate (or withdraw your election to participate) in the Option Exchange.

The discussion above supplements the more general discussion in the Offer to Exchange dated May 10, 2010 regarding the material tax consequences of participating in the exchange of Eligible Options and the grant of New Options pursuant to the Exchange Program for Eligible Employees subject to tax in the Netherlands. This discussion is based on the law in effect in the Netherlands as of June 2010. This discussion is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of Eligible Employees. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this discussion may be out of date at the time the New Options are granted, you exercise the New Options or you sell shares acquired at exercise of the New Options.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this discussion may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the Netherlands apply to your specific situation.